EXHIBIT 99.1

News Release dated October 30, 2019, Suncor Energy reports third quarter 2019 results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports third quarter 2019 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars, and have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working-interest basis, before royalties, except for Libya, which is on an entitlement basis. Certain financial measures referred to in this news release (funds from operations, operating earnings, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s (Suncor or the company) interests in Fort Hills and Syncrude.

Calgary, Alberta (Oct. 30, 2019) — “Suncor generated $2.7 billion in funds from operations and $1.1 billion of operating earnings during the third quarter, reflecting the ability of our integrated business to deliver strong results across a wide range of market conditions,” said Mark Little, president and chief executive officer. “We continue to demonstrate Suncor’s ongoing commitment to shareholders by returning $1.4 billion in value through dividends and increased share repurchases.”

•                                          Funds from operations were $2.675 billion ($1.72 per common share) in the third quarter of 2019, compared to $3.139 billion ($1.94 per common share) in the prior year quarter, marking the ninth consecutive quarter above $2 billion. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $3.136 billion ($2.02 per common share) in the third quarter of 2019, compared to $4.370 billion ($2.70 per common share) in the prior year quarter.

•                                          Operating earnings were $1.114 billion ($0.72 per common share) in the third quarter of 2019, compared to operating earnings of $1.557 billion ($0.96 per common share) in the prior year quarter. Net earnings were $1.035 billion ($0.67 per common share) in the third quarter of 2019, compared to $1.812 billion ($1.12 per common share) in the prior year quarter.

•                                          Total Oil Sands production during the third quarter of 2019 increased to 670,000 barrels per day (bbls/d), from 651,700 bbls/d in the prior year quarter despite being limited by mandatory production curtailments. The increase was primarily due to higher production at Syncrude, which increased to 162,300 bbls/d, from 106,200 bbls/d in the prior year quarter, and Fort Hills, which increased to 85,500 bbls/d, from 69,400 bbls/d in the prior year quarter.

•                                          Reliable operations in Refining and Marketing drove refinery utilization of 100% and crude throughput of 463,700 bbls/d. Total sales of refined petroleum products increased to 572,000 bbls/d reflecting record retail volumes.

•                                          Suncor announced a significant $1.4 billion investment in low-carbon power generation to replace coke-fired boilers with a new cogeneration facility at its Oil Sands Base Plant which is expected to provide reliable steam generation while contributing to our environmental and incremental free funds flow goals.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

•                                          The company paid $650 million in dividends, repurchased 19.2 million of its common shares, representing 1.2% of the total outstanding common shares, for $756 million, and repaid $572 million of debt in the third quarter of 2019.

Financial Results

Operating Earnings

Suncor’s third quarter 2019 operating earnings were $1.114 billion ($0.72 per common share), compared to $1.557 billion ($0.96 per common share) in the prior year quarter. Highlights of the third quarter included higher overall crude oil production and refinery crude throughput as compared to the prior year quarter. Higher production at Syncrude and the ramp up of Fort Hills and Hebron production over the last year increased crude output during the third quarter of 2019, which was partially offset by planned maintenance, the impact of the Alberta government’s mandatory production curtailments and an unplanned outage at Hibernia, which was resolved by the end of the third quarter. In addition, operating earnings were positively impacted by the realization of intersegment profit on inventory transfers, compared to the elimination of intersegment profit in the prior year quarter.

The decrease in operating earnings was primarily related to a weaker business environment, which drove lower overall crude price realizations and lower refining margins, as well as an increase in operating and transportation expenses.

Net Earnings

Net earnings were $1.035 billion ($0.67 per common share) in the third quarter of 2019, compared to net earnings of $1.812 billion ($1.12 per common share) in the prior year quarter. In addition to the factors impacting operating earnings discussed above, net earnings for the third quarter of 2019 included a $127 million unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt and an after-tax gain of $48 million in the Exploration and Production (E&P) segment related to the sale of certain non-core assets. Net earnings in the prior year quarter included an unrealized after-tax foreign exchange gain of $195 million on the revaluation of U.S. dollar denominated debt and an after-tax gain of $60 million on the sale of the company’s interest in the Joslyn Oil Sands mining project.

Funds from Operations and Cash Flow Provided By Operating Activities

Funds from operations were $2.675 billion ($1.72 per common share) in the third quarter of 2019, compared to $3.139 billion ($1.94 per common share) in the third quarter of 2018, and were influenced by the same factors impacting operating earnings noted above.

Cash flow provided by operating activities was $3.136 billion ($2.02 per common share) for the third quarter of 2019, compared to $4.370 billion ($2.70 per common share) for the third quarter of 2018. In addition to the items noted in operating earnings above, cash flow provided by operating activities was further impacted by a lower source of cash associated with the company’s working capital balances in the third quarter of 2019 as compared to the prior year quarter. The source of cash was due to a decrease in accounts receivable balances related to the decline in crude benchmark prices.

Operating Results

Suncor’s total upstream production was 762,300 barrels of oil equivalent per day (boe/d) during the third quarter of 2019, compared to 743,800 boe/d in the prior year quarter. The increase was primarily due to higher production at Syncrude and the ramp up of Fort Hills and Hebron production throughout 2018, partially offset by the impact of planned maintenance and mandatory production curtailments in the province of Alberta, which began January 1, 2019 and an unplanned outage at Hibernia, which was resolved by the end of the third quarter.

During the third quarter of 2019, the company was able to leverage its unique footprint and asset flexibility to maximize the value of its allotted barrels under the mandatory production curtailment program, focusing on higher value synthetic crude oil (SCO) production through the transfer of curtailment allotment credits among the company’s assets. Given our planned maintenance, there was limited availability and opportunity to purchase production quotas from other operators in the quarter.

Oil Sands operations production was 422,200 bbls/d in the third quarter of 2019, compared to 476,100 bbls/d in the prior year quarter. The decrease in production was primarily due to planned upgrader maintenance and mandatory production curtailments in the province of Alberta, which resulted in a decrease in upgrader utilization to 91% in the third quarter of 2019, compared to 95% in the prior year quarter. Production of non-upgraded bitumen from the company’s In Situ assets was 105,200 bbls/d in the third quarter of 2019, compared to 146,000 bbls/d in the prior year quarter, primarily impacted by mandatory production curtailments as the company maximized the production to the upgrader to produce higher value SCO barrels in the third quarter of 2019.

Oil Sands operations cash operating costs per barrel increased to $26.60 in the third quarter of 2019, from $22.00 in the prior year quarter, primarily due to the impact of mandatory production curtailments and conscious changes in our production mix to maximize value, planned maintenance and an increase in contractor mining costs.

Suncor’s share of production from Fort Hills averaged 85,500 bbls/d in the third quarter of 2019, compared to 69,400 bbls/d in the prior year quarter, with the increase in production attributable to the ramp up of operations, partially offset by mandatory production curtailments. Fort Hills cash operating costs per barrel were $24.25 in the third quarter of 2019, compared to $33.45 in the prior year quarter, with the improvement attributable to the increase in production and a reduction in total Fort Hills cash operating costs.

Suncor’s share of Syncrude production was 162,300 bbls/d in the third quarter of 2019, compared to 106,200 bbls/d in the prior year quarter. The increase in production was primarily due to planned maintenance in the current quarter having a smaller impact on production compared to the unplanned maintenance in the prior year quarter. Upgrader utilization at Syncrude was 80% in the third quarter of 2019, compared to 52% in the prior year quarter.

Syncrude cash operating costs per barrel were $40.50 in the third quarter of 2019, a decrease from $63.85 in the prior year quarter, due primarily to the increase in production.

Production volumes at E&P were 92,300 boe/d in the third quarter of 2019, compared to 92,100 boe/d in the prior year quarter. Increased production from Hebron and Oda, which began production in the first quarter of 2019, was partially offset by an unplanned outage at Hibernia, which was resolved by the end of the third quarter, and natural declines at Golden Eagle and Buzzard.

Refinery crude throughput was 463,700 bbls/d and refinery utilization was 100% in the third quarter of 2019, which was comparable to 457,200 bbls/d and a refinery utilization rate of 99% in the prior year quarter.

Refined product sales increased in the third quarter of 2019 to 572,000 bbls/d, compared to 565,500 bbls/d in the prior year quarter, reflecting strong retail volumes.

“We continue to deliver on our commitment to operational excellence through reliable operations across our upstream assets and at our refineries where we achieved refinery utilization of 100%,” said Little. “We had record retail sales and a solid performance in our upstream assets despite planned maintenance and the impact of the mandatory production curtailment.”

Strategy Update

Suncor remains focused on maximizing the return to our shareholders through the repurchase of 19.2 million common shares for $756 million under the company’s normal course issuer bid and $650 million of dividends paid during the third quarter of 2019. The company also reduced debt by $572 million during the period. Suncor has returned $3.792 billion in dividends and share repurchases to shareholders, representing 46% of total funds from operations, and reduced its debt by $970 million in 2019, reflecting continued flexibility in the company’s capital allocation strategy.

Suncor continues to advance projects and investments intended to incrementally and sustainably grow annual free funds flow by strategically investing in production growth of existing assets, and reducing operating and sustainment costs, while moving forward in the areas of safety, reliability and sustainability.

The company incurred $1.487 billion in capital expenditures, excluding capitalized interest in the third quarter of 2019, an increase from $1.180 billion in the prior year quarter. The increase was driven primarily by a more significant planned maintenance program at both Oil Sands operations and Syncrude.

During the third quarter of 2019, Suncor announced that it is replacing its coke-fired boilers with a cogeneration facility at its Oil Sands Base Plant. The facility will provide reliable steam generation required for Suncor’s extraction and upgrading operations and is expected to reduce the company’s greenhouse gas (GHG) emissions intensity associated with steam production at Oil Sands Base Plant by approximately 25%. The project is estimated to cost $1.4 billion and is expected to be in-service in the second half of 2023.

In the third quarter of 2019, construction on the interconnecting pipeline between Suncor’s Oil Sands Base Plant and Syncrude continued in anticipation of an in-service date in the second half of 2020. The bi-directional pipeline is expected to enhance integration between these assets and increase reliability at Syncrude.

“The new cogeneration facility sanctioned this quarter represents meaningful progress towards our initiatives of reducing our greenhouse gas emissions intensity and increasing our structural free funds flow,” said Little. “This project, together with the Syncrude interconnecting pipeline, autonomous haul trucks and tailings technology advancements, are expected to generate approximately half of our $2 billion of structural free funds flow target and underscores our commitment to deliver growth that is economically robust, sustainability minded and technologically progressive.”

The company’s continued focus on strategic production growth of existing assets includes developing step-out opportunities and asset extensions within our offshore business in the E&P segment. Drilling activity at Hebron is ongoing and production continues to ramp up. The seventh and eighth production wells came online during the third quarter and contributed to the asset reaching its nameplate production ahead of schedule. Other E&P activity in the third quarter included development drilling at Hibernia, Buzzard and Terra Nova, and development work on Fenja and the West White Rose Project.

Suncor remains committed to its goal to reduce total GHG emissions intensity by 30% by 2030 and continues to invest in low-carbon innovation aimed at lowering the company’s carbon footprint. In the third quarter of 2019, the company finalized investments focused on clean technology and continued development of a network of fast-charging electric vehicle stations across Canada. Subsequent to the quarter, Suncor finalized an additional $50 million equity investment in Enerkem Inc., a waste-to-biofuels and chemicals producer. These investments, in addition to the sanctioning of the cogeneration assets, are critical projects that are expected to advance the company’s sustainability and technology initiatives in the transition to a lower carbon world.

Operating Earnings Reconciliation(1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018
Net earnings	1 035	1 812	5 234	3 573
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	127	(195)	(355)	352
Impact of income tax rate adjustment on deferred taxes(2)	—	—	(1 116)	—
Gain on significant disposal(3)	(48)	(60)	(187)	(193)
Operating earnings(1)	1 114	1 557	3 576	3 732

(1)                                 Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures section of this news release.

(2)                                 In the second quarter of 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta’s substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(3)                                 The third quarter of 2019 included an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets. The third quarter of 2018 included an after-tax gain of $60 million on the sale of the company’s interest in the Joslyn Oil Sands mining project. In the second quarter of 2019, Suncor sold its 37% interest in Canbriam Energy Inc. for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company’s assessment of forward natural gas prices and the impact on estimated future cash flows.

Corporate Guidance

Suncor has updated its production and other information in its 2019 corporate guidance, previously updated on July 24, 2019.

The total production outlook range has been updated from 780,000 — 820,000 boe/d to 780,000 — 790,000 boe/d to reflect the impact of production for the first nine months of 2019 and the planned fourth quarter production given the higher levels of mandatory production curtailment. Oil Sands operations production has been updated from 410,000 — 440,000 bbls/d to 410,000 — 425,000 bbls/d, Fort Hills production has been updated from 85,000 — 95,000 bbls/d to 85,000 — 90,000 bbls/d, and E&P production has been updated from 105,000 — 115,000 boe/d to 105,000 — 110,000 boe/d. As a result of the changes to the Oil Sands operations production range, the SCO sales range has narrowed from 315,000 — 335,000 bbls/d to 315,000 — 320,000 bbls/d.

Oil Sands operations cash operating costs per barrel have been updated to $27.00 — $28.00 from $24.00 — $26.50, reflecting mandatory production curtailment, the impact of conscious decisions taken to change the production mix to maximize the value of the barrels while operating under curtailment, and higher maintenance and contractor costs.

East Coast Canada royalties have been updated from 17% — 21% to 13% — 17%, with the decrease in royalty rates attributed to the change in production mix among the company’s East Coast assets.

Suncor has also updated its full year business environment outlook assumptions for Brent Sullom Voe from US$66.00/bbl to US$63.00/bbl, WTI at Cushing from US$58.00/bbl to US$56.00/bbl, AECO — C Spot from $1.70/GJ to $1.50/GJ, New York Harbor 2-1-1 crack from US$19.00/bbl to US$20.00/bbl, and the Cdn$/US$ exchange rate from 0.76 to 0.75, due to changes in key forward curve pricing for the remainder of the year. For further details and advisories regarding Suncor’s 2019 annual guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Operating earnings is defined in the Non-GAAP Financial Measures Advisory section of Suncor’s management’s discussion and analysis dated October 30, 2019 (the MD&A) and reconciled to the most directly comparable

GAAP measure above and in the Consolidated Financial Information and Segment Results and Analysis sections of the MD&A. Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of the MD&A. Funds from operations and free funds flow are defined and reconciled to the most directly comparable GAAP measure in the Non-GAAP Financial Measures Advisory section of the MD&A, as applicable. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory — Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s ongoing commitment to shareholders and focus on maximizing the return to its shareholders; that Suncor will continue to advance projects and investments intended to incrementally and sustainably grow its annual free funds flow by strategically investing in production growth of existing assets and reducing operating and sustainment costs, while moving forward in the areas of safety, reliability and sustainability; statements about the company’s coke-fired boiler replacement program, including: that the units will provide reliable steam generation while contributing to our environmental and incremental free funds flow goals, the expectation that it will reduce Suncor’s greenhouse gas emissions associated with steam production at Oil Sands Base Plant by approximately 25%, the estimated project cost of $1.4 billion and that it will be in-service in the second half of 2023; the expectation that the interconnecting pipelines between Suncor’s Oil Sands Base Plant and Syncrude will have an in-service date in the second half of 2020, enhance integration between these assets and increase reliability at Syncrude; the expectation that the coke-fired boiler replacement program, together with the Syncrude interconnecting pipeline, autonomous haul trucks and tailings technology advancements will generate approximately half of Suncor’s $2 billion of structural free funds flow target; Suncor’s commitment to deliver growth that is economically robust, sustainability minded and technologically progressive; statements about Suncor’s goal to reduce total GHG emissions intensity by 30% by 2030 and that Suncor will continue to invest in low-carbon innovation aimed at lowering the company’s carbon footprint; the expectation that certain investments focused on clean technology, the continued development of a network of fast-charging electric vehicle stations across Canada, the investment of an additional $50 million equity investment in Enerkem Inc. and the sanctioning of the cogeneration assets will advance the company’s sustainability and technology initiatives in the transition to a lower carbon world; and Suncor’s full year outlook range on total production, Oil Sands operations production, Fort Hills production, E&P production, SCO sales range, Oil Sands operations cash operating costs per barrel and East Coast Canada royalties and business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, AECO-C Spot, New York Harbor 2-1-1 crack and the Cdn$/US$ exchange rate.  In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 28, 2019, the MD&A, and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory — BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel (bbl) to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com, follow us on Twitter @Suncor or together.suncor.com

A full copy of Suncor’s third quarter 2019 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/investor-centre/financial-reports.

Suncor’s updated Investor Relations presentation is available online, visit suncor.com/investor-centre.

To listen to the webcast discussing Suncor’s third quarter results, visit suncor.com/webcasts.

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